UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2021

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	2021 Interim Results dated 05 August 2021, prepared by WPP plc.

WPP PLC ("WPP")

2021 Interim Results

Strong first half across the business: returned to 2019 levels a year ahead of plan; full-year guidance raised; good progress on transformation; £350 million buyback planned for H2

Key figures - continuing operations

£ million	H1 2021	+/(-) % reported[1]	+/(-) % LFL[2]	H1 2020[3]
Revenue	6,133	9.8	16.1	5,583
Revenue less pass-through costs	4,899	5.0	11.0	4,668

Reported:
Operating profit/(loss)	484	n/m[4]	-	(2,751)
Profit/(loss) before tax	394	n/m	-	(3,177)
Diluted EPS (p)	20.6	n/m	-	(262.0)
Dividends per share (p)	12.5	25.0	-	10.0

Headline[5]:
Operating profit	590	54.4	-	382
Operating profit margin	12.1%	3.9pt*	-	8.2%
Profit before tax	502	81.9	-	276
Diluted EPS (p)	28.7	86.4	-	15.4

* Margin points

H1 and Q2 financial highlights

■▪H1 reported revenue 9.8%, LFL revenue 16.1% (Q2 26.4%)
■▪H1 revenue less pass-through costs 5.0%, LFL revenue less pass-through costs 11.0% (up 0.5% on H1 2019)
■▪Q2 LFL revenue less pass-through costs 19.3%: US 12.6%, UK 31.8%, Germany 20.3%, Greater China 1.4%, Australia 8.4%, India 30.0%
■▪Q2 LFL revenue less pass-through costs on 2019 1.3%: US 1.8%, UK 1.1%, Germany 6.3%, Greater China -1.7%, Australia -13.6%, India -2.6%
■▪Strong new business performance: $2.9 billion net new billings in H1
■▪H1 headline operating margin 12.1%, up 3.9 pt on prior year with strong top-line growth supporting significant reinvestment in incentives
■▪H1 headline operating margin pre incentives up 7.8 pt to 17.0%
■▪Net debt at 30 June 2021 £1.5 billion, down £1.2 billion year-on-year reflecting good working capital management

Strategic progress, shareholder returns and outlook

■▪Shifting business mix: growth areas of experience, commerce and technology represented 26% of revenue less pass-through costs in H1
■▪Launch of Choreograph, future-ready data and analytics company
■▪M&A to simplify and grow: buy-in of WPP AUNZ minorities; technology acquisitions in Brazil and UK; Kantar agreed to acquire Numerator
■▪Continued recognition of creativity and effectiveness: most creative company at Cannes, collecting 190 Lions including 12 Grand Prix, 1 Titanium, 28 Gold, 57 Silver and 92 Bronze
■▪Industry-leading commitment to net zero carbon emissions across entire supply chain by 2030
■▪£248m share buyback in H1, £350m planned for H2; 12.5p 2021 interim dividend declared, +25%
■▪Full year 2021 LFL revenue less pass-through costs growth now expected to be 9-10%; headline operating margin towards the upper end of the 13.5-14.0% range

Mark Read, Chief Executive Officer, WPP:

"I'm delighted with our performance in the first six months of the year, at a time when COVID continues to take a toll on many countries. The like-for-like revenue less pass-through costs growth rate of 19.3% in the second quarter is our highest on record, as clients reinvest in marketing, particularly in digital media, ecommerce and marketing technology. We have returned to 2019 levels in 2021, a year ahead of our plan, with good momentum into 2022.

"We've also made very good strategic progress. Our recognition as the most awarded company at the 2021 Cannes Lions Festival reflects our investment in creative talent and the strength of our creative work over the past two years. Our focus on data, commerce and technology, through strategic acquisitions, organic investments and the launch of Choreograph, has supported a strong new business performance. Key assignment wins include AstraZeneca, Bumble, JP Morgan Chase and Pernod Ricard.

"In procurement, property and shared services, we are making strong progress as part of our overall transformation programme. We have significantly increased our incentive pools in the first half, to reflect the tremendous contribution of our people in these challenging times, and in line with our intention to reinvest in talent announced at our Capital Markets Day in December 2020.

"We expect our strategy to translate into benefits for all of our stakeholders: a powerful, modern offer to support our clients' growth; a great place for our people to work; a positive contribution to communities and the environment; and good financial returns for shareholders, with the interim dividend raised 25% and £600 million of share buybacks planned in 2021."

For further information:

Investors and analysts Peregrine Riviere Caitlin Holt Fran Butera (US)	} +44 7909 907193 } +44 7392 280178 } +1 914 484 1198
Media Chris Wade Richard Oldworth, Buchanan Communications	} +44 20 7282 4600 +44 7710 130 634 +44 20 7466 5000
wpp.com/investors

First half overview

Market environment

The market recovery in the first half of the year has been much faster than expected. Successful vaccination programmes in our major markets have accelerated the easing of restrictions, stimulating economic activity. As the global recovery gathered pace, GroupM made a significant upward revision of its advertising forecasts, predicting that the global advertising economy will grow by 19% in 2021 (excluding US political advertising).

Much of this growth is expected to be captured by digital media, as the underlying trends accelerated by the pandemic, such as the shift to ecommerce and digitisation of media, have continued in the first half of 2021. GroupM forecasts show digital media spend increasing by 26% in 2021, a major uplift from the 15% estimated in December 2020. Spend on television advertising is expected to grow by 9%, as marketers continue to rely on the medium's reach advantage to reinforce the strength of their brands. Most other advertising channels are expected to stabilise or grow during 2021, aside from magazines and newspapers where spend is expected to decline.

The recovery has been broad-based across all major markets as economies have begun to stabilise, supported by government stimulus and vaccination roll-outs. Based on GroupM forecasts, advertising spend in the UK will grow by 24% in 2021 driven by the economic recovery. Better than 20% growth in advertising spend is also forecast in Brazil and China. The US advertising market is expected to grow by 17% in 2021, or 22% excluding political spend.

Performance and progress

Revenue in the first half was £6.1 billion, up 9.8% from £5.6 billion in the first half of 2020, and up 16.1% like-for-like. Revenue less pass-through costs was £4.9 billion, up 5.0% from £4.7 billion in the first half of 2020, and up 11.0% like-for-like.

We have seen a strong recovery in the first half of the year, with LFL growth in revenue less pass-through costs across all sectors and most major markets. On a two-year basis we are 0.5% ahead of 2019 performance for the first half in terms of LFL revenue less pass-through costs, having been slightly below 2019 levels in the first quarter of the year.

The nature of our work for clients has continued to evolve. We have seen very strong demand from clients for commerce services. GroupM commerce billings increased 61% year-on-year in the first half. Our expertise in commerce was recognised in March, when Forrester named WPP a Leader among commerce services providers in the Forrester Wave™: Commerce Services, Q1 2021 report. Further highlighting our pivot to digital, GroupM's proportion of digital billings has increased from 41% in 2020 to 43% in the first half of 2021.

Our PR business has performed strongly (LFL revenue less pass-through costs +7.4%), as WPP agencies remain a critical partner and advisor to our clients. We have seen high demand for purpose-related communications, as our clients have sought advice on how to engage with their own stakeholders on sustainability issues, and we see this as a significant opportunity for growth.

In terms of client sector performance, we have seen a sustained strong performance from our clients in the consumer packaged goods, technology and healthcare & pharma sectors, which together represent around 54% of our revenue less pass-through costs for designated clients. In the first half these sectors saw LFL revenue less pass-through costs growth of 11.3%, 14.5% and 13.4% respectively. Compared to 2019, their growth rates were 7.2%, 12.7% and 10.8%.

We have had a good performance in terms of new business, with $2.9 billion of net new business billings won in the first half. The performance of our integrated agencies, the strength and scale of our global footprint and the collaboration between agencies have continued to attract and retain clients. Key assignment wins include AstraZeneca, Bumble, Hyatt, JP Morgan Chase, L'Oréal, Pernod Ricard and Sam's Club, and key retentions include the US Navy.

During the period, we continued to invest in strategically important areas. We announced the acquisitions of DTI, a digital innovation and software engineering business in Brazil, and NN4M, a leading mobile commerce partner for global brands. In addition, our 40% associate Kantar agreed to acquire Numerator, a technology-driven consumer and market intelligence company.

Our commitment to creativity is now being reflected more widely in our work and awards. WPP was named the most creative company of the year at the Cannes Lions International Festival of Creativity in June, reflecting the investments we have made in creativity and the strength of our talent. Our agencies collected a total of 190 Lions, including a Titanium Lion and 12 Grand Prix, with winners representing 38 different countries. We announced the appointment of Rob Reilly as Global Chief Creative Officer in January 2021, reinforcing our commitment to drive creativity across WPP.

We are making good progress on our transformation programme, as we lay the foundations for realising structural efficiencies in a number of areas. In property, where our campus strategy is well-advanced, we are on track to occupy 32 campuses by the end of 2021, with new cities this year including Detroit, Jakarta and Milan. The adoption of more hybrid working practices will further amplify the benefits of our campuses, and total establishment costs are expected to be below 6% of revenue less pass-through costs this year. In shared services, we are establishing global and regional hubs, and have already deployed units from four markets into these locations. In Enterprise IT, our benchmarking work has identified significant opportunities as we develop plans to reduce the gap between our cost of IT and the industry benchmark. In procurement, we are pursuing an extensive programme to consolidate our supplier base and re-tender existing supply arrangements to tackle the significant opportunities within our £2 billion of annual indirect spend.

We have also made further structural and organisational changes which simplify WPP and improve the way we go to market and serve clients. We have established Choreograph, a new global data company, bringing together the specialist data units of GroupM and Wunderman Thompson into a single company with global reach, accessible to all WPP clients and companies, and recently announced the appointment of Brendan Moorcroft as CEO. In addition, we have combined separate operations into a single brand research and analytics platform under BAV, creating the leading source of brand analytics on over 60,000 brands worldwide. This will enable us to better integrate brand data into our data analytics offer across WPP companies. Finally, we completed the transaction to take 100% ownership of WPP AUNZ, further simplifying the group structure.

Purpose and ESG

Environmental, social and governance issues are an increasingly important topic for all our stakeholders, particularly our clients and our people. WPP is at the heart of many of the pressing issues that we face as a society and the actions and judgements we make as a business are critically important.

WPP's purpose is to use the power of creativity to build better futures for our people, our planet, our clients and our communities. In June, we hosted an ESG event for stakeholders, to set out our commitments and highlight the progress we have made across the four pillars of our purpose statement.

Putting purpose at the heart of our business makes WPP a more attractive employer for our people. In order to attract, retain and grow top talent we have continued to invest in our people strategy to ensure WPP is an employer of choice for all. This year we launched our first quarterly Pulse survey, an employee listening tool designed to better understand the sentiment of our people and highlight the areas we need to focus on. WPP is committed to real progress on diversity, equity and inclusion, and this year for the first time we have incorporated diversity and sustainability metrics into the compensation schemes for senior leaders. We have also increased our incentive pools, as part of our plan to reinvest savings in attracting and retaining talent.

Earlier this year, we announced our new commitments to reduce carbon emissions from our own operations to net zero by 2025 and across our supply chain by 2030. Our net zero pledges are backed by equally ambitious science-based reduction targets, which have been verified by the Science-Based Targets initiative. We have committed to reducing our absolute Scope 1 and 2 emissions by at least 84% by 2025 and reduce Scope 3 emissions by at least 50% by 2030, both from a 2019 base year.

Many of our clients are making great progress on reducing their own emissions and we will continue to support them to reach their targets. We have been recognised for our creativity in ESG-related work at the Cannes Lions International Festival of Creativity including a Titanium Grand Prix for Telenor work by Ogilvy in the mobile category, using technology to alleviate inequalities in Pakistan. In addition we won two design Grand Prix for AKQA's work with H&M pioneering an in-store recycling system and Superunion's work with Notpla, designing a sustainable alternative to plastic packaging.

WPP's global scale and reach puts us in a unique position to build global partnerships and make a positive contribution to the communities in which we operate. This year, through the WPP India Foundation we set up a COVID relief fund, providing ambulances on call, organising oxygen concentrators, and supporting a vaccination drive for all our people and their families across India.

2021 guidance

Performance in the first half of 2021 has been strong, and we are confident of further good growth in the second half. As a result, we are raising our guidance for 2021 as follows:

■▪Organic growth (defined as like-for-like revenue less pass-through costs growth) of 9-10% (previously mid-single-digits %), returning to 2019 levels a year ahead of plan
■▪Headline operating margin towards the upper end of the range of 13.5-14.0%
■▪Capex £450-500 million

In addition, our current projections for foreign exchange movements imply 4-5 percentage point drag to reported revenue less pass-through costs from the strength of sterling year-on-year. We also anticipate a net working capital outflow for 2021 of £200-300 million, reflecting some normalisation from the very strong position at the end of 2020.

Medium-term guidance

At our Capital Markets Day in December 2020, we set out our new medium-term financial targets that will allow us to invest in talent, incentives and technology, improve our competitive position and deliver sustainable long-term growth. These were:

■▪Recovery to 2019 revenue less pass-through costs levels by 2022
■▪3-4% annual growth in revenue less pass-through costs from 2023, including M&A benefit of 0.5-1.0% annually
■▪15.5-16.0% headline operating margin in 2023
■▪Dividend: intention to grow annually with a pay-out ratio around 40% of headline diluted EPS
■▪Average net debt/EBITDA maintained in the range 1.5-1.75x

We now expect to recover to 2019 levels of revenue less pass-through costs on a like-for-like basis in the current year. The rest of these targets remain unchanged.

Financial results

Unaudited headline income statement:
Six months ended (£ million)	30 June 2021	30 June 2020	+/(-) % reported	+/(-) % LFL
Continuing operations
Revenue	6,133	5,583	9.8	16.1
Revenue less pass-through costs	4,899	4,668	5.0	11.0
Operating profit	590	382	54.4
Operating margin %	12.1%	8.2%	3.9pt
Income from associates	29	-	-
PBIT	619	382	62.0
Net finance costs	(117)	(106)	(10.4)
Profit before tax	502	276	81.9
Tax	(115)	(64)	(78.9)
Profit after tax	387	212	82.8
Non-controlling interests	(34)	(21)	(64.0)
Profit attributable to shareholders	353	191	85.0
Diluted EPS	28.7p	15.4p	86.4

Reconciliation of operating profit/(loss) to headline operating profit:

Six months ended (£ million)	30 June 2021	30 June 2020[6]
Continuing operations
Operating profit/(loss)	484	(2,751)
Amortisation and impairment of acquired intangible assets	30	53
Goodwill impairment	-	2,813
Losses/(gains) on disposal of investments and subsidiaries	1	(16)
Investment and other write-downs	-	226
Litigation settlement	22	-
Restructuring and transformation costs	34	18
Restructuring costs in relation to COVID-19	19	39
Headline operating profit	590	382

Reported billings were £23.4 billion, up 12.2%, and up 19.3% like-for-like.

Reported revenue from continuing operations was up 9.8% at £6.1 billion. Revenue on a constant currency basis was up 15.8% compared with last year. Net changes from acquisitions and disposals had a negative impact of 0.3% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of 16.1%.

Reported revenue less pass-through costs was up 5.0%, and up 10.8% on a constant currency basis. Excluding the impact of acquisitions and disposals, like-for-like growth was 11.0%. In the second quarter, like-for-like revenue less pass-through costs was up 19.3%.

Regional review

Revenue analysis

	Q2			H1
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
N. America	1,121	4.2	16.7	2,184	0.3	10.2
United Kingdom	493	42.2	40.5	927	22.4	21.7
W Cont. Europe	728	37.1	41.1	1,341	22.7	23.5
AP, LA, AME, CEE[7]	893	14.2	22.7	1,681	8.1	16.0
Total Group	3,235	18.3	26.4	6,133	9.8	16.1

Revenue less pass-through costs analysis

	Q2			H1
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
N. America	931	1.5	13.7	1,817	(2.1)	7.5
United Kingdom	359	31.7	31.8	680	16.1	16.9
W Cont. Europe	559	23.4	27.1	1,050	14.2	15.0
AP, LA, AME, CEE	716	8.8	16.1	1,352	3.5	10.5
Total Group	2,565	11.5	19.3	4,899	5.0	11.0

Headline operating profit analysis

£ million	2021	% margin*	2020	% margin*
N. America	271	14.9%	215	11.6%
United Kingdom	83	12.3%	35	6.0%
W Cont. Europe	104	9.9%	44	4.8%
AP, LA, AME, CEE	132	9.7%	88	6.7%
Total Group	590	12.1%	382	8.2%

* Headline operating profit as a percentage of revenue less pass-through costs

North America like-for-like revenue less pass-through costs was up 7.5% in the first half and up 13.7% in the second quarter. On a two-year basis, North America was up 0.9% like-for-like for the first half, with an improving trend in the second quarter. VMLY&R was consistently strong throughout the first half, and GroupM and Ogilvy led the recovery in the second quarter.

United Kingdom like-for-like revenue less pass-through costs was up 16.9% in the first half and up 31.8% in the second quarter. On a two-year basis, the UK was up 0.3% like-for-like for the first half, returning to growth in the second quarter. Of our major agencies, GroupM and AKQA Group showed the biggest improvements in the two-year trend in the second quarter.

Western Continental Europe like-for-like revenue less pass-through costs was up 15.0% in the first half and up 27.1% in the second quarter. We saw a strong performance in Germany, and Italy returned to two-year growth in the second quarter, but France and Spain are yet to recover to 2019 levels.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs was up 10.5% in the first half and up 16.1% in the second quarter. All regions grew strongly, with Latin America the best-performing, followed by Central & Eastern Europe.

Business sector review

Revenue analysis[8]

	Q2			H1
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	2,734	17.6	26.4	5,170	9.4	16.0
Public Relations	236	5.4	14.1	450	0.7	7.5
Specialist Agencies	265	42.1	40.6	513	24.9	25.8
Total Group	3,235	18.3	26.4	6,133	9.8	16.1

Revenue less pass-through costs analysis

	Q2			H1
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	2,135	10.8	19.2	4,069	4.4	10.9
Public Relations	224	4.3	12.9	429	0.7	7.4
Specialist Agencies	206	28.6	27.8	401	16.1	17.1
Total Group	2,565	11.5	19.3	4,899	5.0	11.0

Headline operating profit analysis
£ million	2021	% margin*	2020	% margin*
Global Int. Agencies	483	11.9%	282	7.2%
Public Relations	63	14.8%	72	16.9%
Specialist Agencies	44	11.0%	28	8.1%
Total Group	590	12.1%	382	8.2%

* Headline operating profit as a percentage of revenue less pass-through costs

Global Integrated Agencies like-for-like revenue less pass-through costs was up 10.9% in the first half and up 19.2% in the second quarter. GroupM, representing 36% of revenue less pass-through costs, was the strongest performer, up 17.0% like-for-like in the half and up 28.6% in the second quarter. VMLY&R also recorded double-digit growth for the first half, and both businesses recorded encouraging two-year growth. Wunderman Thompson, Ogilvy and AKQA Group all showed a strong recovery in the second quarter.

Public Relations like-for-like revenue less pass-through costs was up 7.4% in the first half and up 12.9% in the second quarter. All parts of the business grew double-digits like-for-like in the second quarter, with Finsbury Glover Hering being the strongest performer.

Specialist Agencies like-for-like revenue less pass-through costs was up 17.1% in the first half and up 27.8% in the second quarter. We saw a very strong recovery in all our brand consulting businesses, with resurgent demand for our services. CMI, our specialist healthcare media business, also continued to perform well.

Operating profitability

Reported profit before tax was £394 million, compared to a loss of £3,177 million in the prior period, principally reflecting the £2.8 billion of impairment charges and £57 million of restructuring and transformation costs in the prior period (see table on page 8).

Reported profit after tax was £287 million compared to a loss last year of £3,188 million.

Headline EBITDA (including IFRS 16 depreciation) for the first half was up 45.8% to £699 million, and up 57.6% in constant currency. Headline operating profit was up 54.4% to £590 million. The strong improvement in profitability year-on-year reflects the recovery in revenue less pass-through costs after the significant impact of COVID-19 in the comparable period.

Headline operating margin was up 390 basis points to 12.1%. Total operating costs were up 0.5% to £4.3 billion. Staff costs, excluding incentives, were down 1.6% year-on-year to £3.2 billion, reflecting lower headcount. Establishment costs were down 15.8% at £265 million as we continued to benefit from our campus roll-out. IT costs were up 1.1% at £277 million and other operating expenses were down 13.4% at £242 million. Personal costs fell 40.7% to £52 million, reflecting very low travel costs.  Excluding incentive payments as outlined below, operating costs were down 4.1% year-on-year.

The Group's headline operating margin is after charging £15 million of severance costs, compared with £19 million in the first half of 2020 and £244 million of incentive payments, compared to £48 million in the first half of 2020. Excluding incentive payments, headline operating margin improved by 780 basis points to 17.0%.

On a like-for-like basis, the average number of people in the Group in the first half was 102,000 compared to 105,000 in the first half of 2020. The total number of people as at 30 June 2021 was 104,000 compared to 102,000 as at 30 June 2020.

Exceptional items

The Group incurred exceptional items of £107 million in the first half of 2021, mainly relating to restructuring and transformation costs and the amortisation and impairment of acquired intangibles, partially offset by the Group's share of gains in relation to a disposal made by Kantar. This compares with a net exceptional loss in the first half of 2020 of £3.1 billion, which included impairments of £2.8 billion.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £117 million, an increase of £11 million year-on-year, with the full impact of the coupons on the bonds issued in May 2020 offset by lower average net debt and foreign exchange movements.

The headline tax rate (excluding associate income) was 24.1% (2020: 23.1%) and on reported profit before tax was 27.2% (2020: -0.3%), with the difference in the reported tax rate in 2021 principally due to impairments in 2020. Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Earnings and dividend

Headline profit before tax was up 81.9% to £502 million.

Profits attributable to share owners were £253 million, compared to a loss of £3.2 billion in the prior period.

Headline diluted earnings per share from continuing operations rose by 86.4% to 28.7p. Reported diluted earnings per share, on the same basis, was 20.6p, compared to a loss per share of 262.0p in the prior period.

For 2021, the Board is declaring an interim dividend of 12.5p, an increase of 25% year-on-year. The record date for the interim dividend is 15 October 2021, and the dividend will be payable on 1 November 2021.

Further details of WPP's financial performance are provided in Appendix 1.

Cash flow highlights

Six months ended (£ million)	30 June 2021	30 June 2020[9]
Operating profit/(loss) of continuing and discontinued operations	484	(2,740)
Depreciation and amortisation	250	306
Impairments and investment write-downs	8	3,039
Lease payments (inc interest)	(202)	(203)
Non-cash compensation	44	31
Net interest paid	(65)	(32)
Tax paid	(163)	(201)
Capex	(138)	(141)
Earnout payments	(14)	(88)
Other	(44)	(45)
Trade working capital	(464)	(456)
Other receivables, payables and provisions	(41)	(295)
Free cash flow	(345)	(825)
Disposal proceeds	43	207
Net initial acquisition payments	(252)	(46)
Share purchases	(298)	(286)
Net cash flow	(852)	(950)

Net cash outflow for the first half was £852 million, compared to £950 million in the first half of 2020. The main drivers of the cash flow performance year-on-year were the higher operating profit and the improved working capital performance year-on-year, offset by higher consideration for acquisitions (relating mainly to the buy-in of the WPP AUNZ minorities and the equity contribution to Kantar's acquisition of Numerator), lower net disposal proceeds and the £298 million of share purchases in the first half. A summary of the Group's unaudited cash flow statement and notes for the six months to 30 June 2021 is provided in Appendix 1.

Balance sheet highlights

As at 30 June 2021 we had cash of £3.3 billion and total liquidity, including undrawn credit facilities, of £5.2 billion. Average net debt in the first half was £1.5 billion, compared to £2.5 billion in the prior period, at 2021 exchange rates. On 30 June 2021 net debt was £1.5 billion, against £2.7 billion on 30 June 2020, a reduction of £1.2 billion, or a reduction of £1.1 billion at 2021 exchange rates.

During the period, we converted the majority of our cash pool arrangements to zero-balancing cash pools, whereby the cash and overdrafts within these cash pools are physically swept to the header accounts on a daily basis, resulting in a reduction of the large gross cash and overdraft positions at 31 December 2020.

We spent £298 million on share purchases in the first half of the year, of which £248 million related to share buybacks.

Our bond portfolio at 30 June 2021 had an average maturity of 6.9 years. In June 2021 we served notice to repay the $500 million 3.625% September 2022 bond in July 2021. There are no further maturities until 2022.

The average net debt to EBITDA ratio in the 12 months to 30 June 2021 is 1.07x, which excludes the impact of IFRS 16. We also expect to end the year below our target leverage range of average net debt/EBITDA of 1.5-1.75x.

A summary of the Group's unaudited balance sheet and notes as at 30 June 2021 is provided in Appendix 1.

Appendix 1: Interim results for the six months ended 30 June 2021

Unaudited condensed consolidated interim income statement for the six months ended 30 June 2021

£ million	Notes	Six months ended 30 June 2021	Six months ended 30 June 20201
Continuing operations
Revenue	7	6,132.5	5,582.7
Costs of services	4	(5,196.1)	(4,804.7)
Gross profit		936.4	778.0
General and administrative costs	4	(452.8)	(3,528.6)
Operating profit/(loss)		483.6	(2,750.6)
Share of results of associates	5	40.0	(51.9)
Profit/(loss) before interest and taxation		523.6	(2,802.5)
Finance and investment income	6	30.1	51.2
Finance costs	6	(147.2)	(157.3)
Revaluation and retranslation of financial instruments	6	(12.1)	(268.6)
Profit/(loss) before taxation		394.4	(3,177.2)
Taxation	8	(107.1)	(10.9)
Profit/(loss) for the period from continuing operations		287.3	(3,188.1)

Discontinued operations
Profit for the period from discontinued operations		-	3.1

Profit/(loss) for the period		287.3	(3,185.0)

Attributable to:
Equity holders of the parent
Continuing operations		252.7	(3,209.2)
Discontinued operations		-	(6.8)
		252.7	(3,216.0)
Non-controlling interests
Continuing operations		34.6	21.1
Discontinued operations		-	9.9
		34.6	31.0

		287.3	(3,185.0)

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share	10	20.9p	(262.5p)
Diluted earnings per ordinary share	10	20.6p	(262.5p)

Earnings per share from continuing operations
Basic earnings per ordinary share	10	20.9p	(262.0p)
Diluted earnings per ordinary share	10	20.6p	(262.0p)

The accompanying notes form an integral part of this unaudited condensed consolidated interim income statement.
1 Figures have been restated as described in note 2.

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2021

£ million	Six months ended 30 June 2021	Six months ended 30 June 20201
Profit/(loss) for the period	287.3	(3,185.0)
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(101.5)	412.3
Exchange adjustments recycled to the income statement on disposal of discontinued operations	-	(15.4)
	(101.5)	396.9
Items that will not be reclassified subsequently to profit or loss:
Movements on equity investments held at fair value through other comprehensive income	27.2	(102.4)
	27.2	(102.4)
Other comprehensive (loss)/income for the period	(74.3)	294.5
Total comprehensive income/(loss) for the period	213.0	(2,890.5)

Attributable to:
Equity holders of the parent
Continuing operations	183.9	(2,918.5)
Discontinued operations	-	(21.1)
	183.9	(2,939.6)
Non-controlling interests
Continuing operations	29.1	39.0
Discontinued operations	-	10.1
	29.1	49.1
	213.0	(2,890.5)

The accompanying notes form an integral part of this unaudited condensed consolidated statement of comprehensive income.
1 Figures have been restated as described in note 2.

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2021

£ million	Notes	Six months ended 30 June 2021	Six months ended 30 June 2020
Net cash inflow/(outflow) from operating activities	11	39.2	(401.9)
Investing activities
Acquisitions	11	(148.5)	(96.8)
Disposal of investments and subsidiaries	11	1.3	203.9
Purchase of property, plant and equipment		(111.6)	(121.3)
Purchase of other intangible assets (including capitalised computer software)		(26.7)	(19.2)
Proceeds on disposal of property, plant and equipment		3.4	3.1
Net cash outflow from investing activities		(282.1)	(30.3)
Financing activities
Repayment of lease liabilities		(157.4)	(154.5)
Cash consideration received from non-controlling interests	11	38.7	-
Cash consideration for purchase of non-controlling interests	11	(117.7)	(37.8)
Share repurchases and buybacks	11	(297.6)	(285.5)
Proceeds from borrowings	11	-	922.9
Repayment of borrowings	11	(35.9)	(223.1)
Financing and share issue costs		(0.3)	(6.8)
Dividends paid to non-controlling interests in subsidiary undertakings		(74.5)	(40.1)
Net cash (outflow)/inflow from financing activities		(644.7)	175.1
Net decrease in cash and cash equivalents		(887.6)	(257.1)
Translation of cash and cash equivalents		(102.6)	7.1
Cash and cash equivalents at beginning of period		4,337.1	2,799.6
Cash and cash equivalents including cash held in disposal group at end of period		3,346.9	2,549.6
Cash and cash equivalents held in disposal group presented as held for sale		-	(13.5)
Cash and cash equivalents at end of period	12	3,346.9	2,536.1

Reconciliation of net cash flow to movement in net debt:
Net decrease in cash and cash equivalents		(887.6)	(257.1)
Cash outflow/(inflow) from decrease/(increase) in debt financing		36.2	(693.0)
Other movements		(45.7)	(1.9)
Translation differences		49.0	(286.7)
Movement of net debt in the period		(848.1)	(1,238.7)
Net debt at beginning of period		(695.6)	(1,473.3)
Net debt including net cash in disposal group at end of period		(1,543.7)	(2,712.0)
Net cash in disposal group		-	(13.5)
Net debt at end of period	12	(1,543.7)	(2,725.5)

The accompanying notes form an integral part of this unaudited condensed consolidated interim cash flow statement.

Unaudited condensed consolidated interim balance sheet as at 30 June 2021

£ million	Notes	30 June 2021	31 December 2020
Non-current assets
Intangible assets:
Goodwill	13	7,325.1	7,388.8
Other		1,364.5	1,389.3
Property, plant and equipment		820.8	790.9
Right-of-use assets		1,445.0	1,504.5
Interests in associates and joint ventures		424.4	330.7
Other investments		448.7	387.3
Deferred tax assets		264.8	212.9
Corporate income tax recoverable		44.0	24.8
Trade and other receivables	14	177.5	156.2
		12,314.8	12,185.4
Current assets
Corporate income tax recoverable		141.3	133.1
Trade and other receivables	14	10,224.5	10,972.3
Cash and short-term deposits		3,546.1	12,899.1
		13,911.9	24,004.5

Current liabilities
Trade and other payables	15	(12,714.8)	(13,859.7)
Corporate income tax payable		(312.2)	(330.9)
Short-term lease liabilities		(267.5)	(323.8)
Bank overdrafts, bonds and bank loans		(803.3)	(8,619.2)
		(14,097.8)	(23,133.6)
Net current (liabilities)/assets		(185.9)	870.9
Total assets less current liabilities		12,128.9	13,056.3

Non-current liabilities
Bonds and bank loans		(4,286.5)	(4,975.5)
Trade and other payables	16	(431.9)	(313.5)
Corporate income tax payable		-	(1.3)
Deferred tax liabilities		(329.9)	(304.1)
Provisions for post-employment benefits		(151.6)	(156.7)
Provisions for liabilities and charges		(316.6)	(306.3)
Long-term lease liabilities		(1,809.8)	(1,832.5)
		(7,326.3)	(7,889.9)

Net assets		4,802.6	5,166.4

Equity
Called-up share capital		127.0	129.6
Share premium account		570.3	570.3
Other reserves		(43.4)	196.0
Own shares		(1,114.8)	(1,118.3)
Retained earnings		4,952.1	5,070.7
Equity shareholders' funds		4,491.2	4,848.3
Non-controlling interests		311.4	318.1
Total equity		4,802.6	5,166.4

The accompanying notes form an integral part of this unaudited condensed consolidated interim balance sheet.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2021

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity shareholders' funds	Non-controlling interests	Total
Balance at 1 January 2021	129.6	570.3	196.0	(1,118.3)	5,070.7	4,848.3	318.1	5,166.4
Share cancellations	(2.6)	-	2.6	-	(248.1)	(248.1)	-	(248.1)
Treasury share allocations	-	-	-	3.7	(3.7)	-	-	-
Profit for the period	-	-	-	-	252.7	252.7	34.6	287.3
Exchange adjustments on foreign currency net investments	-	-	(96.0)	-	-	(96.0)	(5.5)	(101.5)
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	27.2	27.2	-	27.2
Other comprehensive (loss)/income	-	-	(96.0)	-	27.2	(68.8)	(5.5)	(74.3)
Total comprehensive (loss)/income	-	-	(96.0)	-	279.9	183.9	29.1	213.0
Dividends paid	-	-	-	-	-	-	(74.5)	(74.5)
Non-cash share-based incentive plans (including share options)	-	-	-	-	43.9	43.9	-	43.9
Tax adjustments on share-based payments	-	-	-	-	(4.6)	(4.6)	-	(4.6)
Net movement in own shares held by ESOP Trusts	-	-	-	(0.2)	(49.3)	(49.5)	-	(49.5)
Recognition/remeasurement of financial instruments	-	-	(146.0)	-	(0.2)	(146.2)	-	(146.2)
Acquisition and disposal of subsidiaries1	-	-	-	-	(136.5)	(136.5)	38.7	(97.8)
Balance at 30 June 2021	127.0	570.3	(43.4)	(1,114.8)	4,952.1	4,491.2	311.4	4,802.6

The accompanying notes form an integral part of this unaudited condensed consolidated interim statement of changes in equity.
1 Acquisitions and disposals of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2021 (continued)

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity shareholders' funds	Non-controlling interests	Total
Balance at 1 January 2020	132.8	570.3	(169.9)	(1,178.7)	8,689.9	8,044.4	371.4	8,415.8
Share cancellations	(3.2)	-	3.2	-	(281.2)	(281.2)	-	(281.2)
Treasury share allocations	-	-	-	0.5	(0.5)	-	-	-
(Loss)/profit for the period1	-	-	-	-	(3,216.0)	(3,216.0)	31.0	(3,185.0)
Exchange adjustments on foreign currency net investments1	-	-	394.2	-	-	394.2	18.1	412.3
Exchange adjustments recycled to the income statement on disposal of discontinued operations	-	-	(15.4)	-	-	(15.4)	-	(15.4)
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(102.4)	(102.4)	-	(102.4)
Other comprehensive income/(loss)1	-	-	378.8	-	(102.4)	276.4	18.1	294.5
Total comprehensive income/(loss)1	-	-	378.8	-	(3,318.4)	(2,939.6)	49.1	(2,890.5)
Dividends paid	-	-	-	-	-	-	(40.1)	(40.1)
Non-cash share-based incentive plans (including share options)	-	-	-	-	30.6	30.6	-	30.6
Tax adjustments on share-based payments	-	-	-	-	2.6	2.6	-	2.6
Net movement in own shares held by ESOP Trusts	-	-	-	53.9	(54.3)	(0.4)	-	(0.4)
Recognition/remeasurement of financial instruments1	-	-	67.9	-	(32.8)	35.1	-	35.1
Share purchases - close period commitments2	-	-	252.3	-	-	252.3	-	252.3
Acquisition of subsidiaries3	-	-	-	-	(52.7)	(52.7)	(12.0)	(64.7)
Restated balance at 30 June 2020	129.6	570.3	532.3	(1,124.3)	4,983.2	5,091.1	368.4	5,459.5

1 Figures have been restated as described in note 2.
2 During 2019, the Company entered into an arrangement with a third party to conduct share buybacks on its behalf in the close period commencing on 2 January 2020 and ending on 27 February 2020, in accordance with UK listing rules. The commitment resulting from this agreement constituted a liability at 31 December 2019 and was recognised as a movement in other reserves in the year ended 31 December 2019. As the close period ended on 27 February 2020 the movement in other reserves has been reversed in the year ended 31 December 2020.
3 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1.         Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.         Accounting policies

The unaudited condensed consolidated interim financial statements comply with IAS 34: Interim Financial Reporting and with the accounting policies of the Group which were set out on pages 158 - 164 of the 2020 Annual Report and Accounts. No changes have been made to the Group's accounting policies in the period ended 30 June 2021.

In April 2021, an IFRIC agenda decision was issued in relation to the accounting treatment for configuration and customisation costs in a cloud computing arrangement. This guidance clarified that in order for an intangible asset to be capitalised in relation to customisation and configuration costs in a software-as-a-service (SaaS) arrangement, it is necessary for there to be control of the underlying software asset or for there to be a separate intangible asset which meets the definition in IAS 38 Intangible Assets. The Group's existing policy is to capitalise such customisation and configuration costs.

In 2020, as part of our Group transformation plan, the Group commenced a multiyear implementation of a cloud-based ERP and human capital management tool. We are currently in the process of assessing the financial reporting impact of this agenda decision on this implementation and we expect to change our accounting policy in the financial statements for the year ending 31 December 2021 when the impact is determined. The Group has deemed this to be a reasonable timeframe to implement this clarified guidance given the complexities involved in this implementation as permitted by the Due Process Handbook of the IFRS Foundation. As at 30 June 2021, the Group has capitalised £29.8 million of costs associated with this implementation (year ended 31 December 2020: £14.0 million). This agenda decision will result in some, or all, of these costs and any further implementation costs being expensed. We are assessing whether any other previously capitalised software costs will require to be expensed as a result of the agenda decision but currently do not expect the amounts to be significant.

Restatement

After the unaudited condensed consolidated interim financial statements for the period ended 30 June 2020 were issued, it was determined that they did not comply with certain aspects of the application of IAS 32 Financial Instruments: Presentation and IAS 39 Financial Instruments: Recognition and Measurement, resulting in the inappropriate deferral of foreign exchange movements in the Company's translation reserve due to the inappropriate application of hedge accounting in respect of non-derivative financial instruments and the inappropriate discount rate being applied in the calculation of the fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements).

Net investment hedging was inappropriately applied against certain foreign exchange exposures, where the relationship was either an ineligible hedging relationship under IFRS or insufficiently documented, such that the criteria to apply hedge accounting under IAS 39 Financial Instruments: Recognition and Measurement were not met. Therefore, there has been a restatement of the period ended 30 June 2020, resulting in the reclassification of exchange adjustments on foreign currency net investments within the consolidated statement of comprehensive income to be reported in the consolidated income statement as revaluation and retranslation of financial instruments (note 6). The impact of this change is a £301.1 million loss for the period ended 30 June 2020 being recognised in revaluation and retranslation of financial instruments. This change also reduced the opening retained earnings balance as at 1 January 2020 by £271.7 million with a corresponding increase in other reserves.

Notes to the unaudited condensed consolidated interim financial statements (continued)

2.             Accounting policies (continued)

The fair value of liabilities in respect of put option agreements and payments due to vendors (earnout agreements) are recorded at the present value of the expected cash outflows of the obligation. The discount rate historically used in this calculation represented the Company's cost of debt. To fully reflect the risk in the cash flows, the Company has changed the discount rate used in this calculation, and restated the period ended 30 June 2020 to reflect the change, which resulted in the following adjustments:

●       A credit of £2.5 million in the period ended 30 June 2020 recognised in the consolidated income statement within the revaluation and retranslation of financial instruments (note 6);

●      The goodwill impairment charge decreased by £36.1 million in the period ended 30 June 2020, as a result of the above adjustments that decreased goodwill and payments due to vendors (earnout agreements) on the consolidated balance sheet;

●      These changes also reduced the opening retained earnings balance as at 1 January 2020 by £87.3 million and increased opening other reserves by £59.6 million.

In addition there has been an adjustment to appropriately reflect the working capital cash flow assumptions in the impairment model, which resulted in the following adjustments:

●       The goodwill impairment charge increased by £328.2 million for the period ended 30 June 2020;

●        Impairment of right-of-use and other assets increased by £5.1 million for the period ended 30 June 2020;

●        This resulted in a related increase in the deferred tax credit of £13.1 million and a corresponding decrease in deferred tax liabilities.

The table below reflects the impact of these adjustments on key income statement line items.

Six months ended 30 June 2020 £ million	As previously reported	Adjusted
Continuing operations
General and administrative costs	3,231.4	3,528.6
Operating loss	(2,453.4)	(2,750.6)
Loss before interest and taxation	(2,505.3)	(2,802.5)
Loss before taxation	(2,581.4)	(3,177.2)
Loss for the period from continuing operations	(2,605.4)	(3,188.1)
Loss for the period	(2,602.3)	(3,185.0)
Headline operating profit	382.3	382.3
Loss for the period attributable to equity holders of the parent	(2,626.5)	(3,209.2)
Weighted average shares used in basic EPS calculation (million)	1,224.7	1,224.7
Reported basic earnings per share	(214.5p)	(262.0p)

There was no impact on basic or diluted headline earnings per share.

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2021 and 30 June 2020 do not constitute statutory accounts. The financial information for the year ended 31 December 2020 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2020 have been delivered to the Jersey Registrar and received an unqualified auditors' report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 42.

The announcement of the interim results was approved by the Board of Directors on 5 August 2021.

Notes to the unaudited condensed consolidated interim financial statements (continued)

3.         Currency conversion

The presentation currency of the Group is pounds sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The period ended 30 June 2021 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.39 to the pound (period ended 30 June 2020: US$1.26) and €1.15 to the pound (period ended 30 June 2020: €1.14). The unaudited condensed consolidated interim balance sheet as at 30 June 2021 has been prepared using the exchange rates on that day of US$1.38 to the pound (31 December 2020: US$1.37) and €1.16 to the pound (31 December 2020: €1.12).

4.         Costs of services and general and administrative costs

£ million	Six months ended 30 June 2021	Six months ended 30 June 20201
Continuing operations
Costs of services	5,196.1	4,804.7
General and administrative costs	452.8	3,528.6
	5,648.9	8,333.3

Costs of services and general and administrative costs include:

£ million	Six months ended 30 June 2021	Six months ended 30 June 20201
Continuing operations
Staff costs	3,473.3	3,330.0
Establishment costs	264.8	314.4
Media pass-through costs	857.0	613.7
Other costs of services and general and administrative costs2	1,053.8	4,075.2
	5,648.9	8,333.3

Staff costs include:
£ million	Six months ended 30 June 2021	Six months ended 30 June 2020
Continuing operations
Wages and salaries	2,329.8	2,417.5
Cash-based incentive plans	200.2	17.2
Share-based incentive plans	43.9	30.6
Severance	14.5	18.8
Other staff costs	884.9	845.9
	3,473.3	3,330.0

1 Figures have been restated as described in note 2.
2  Other costs of services and general and administrative costs include £376.3 million (period ended 30 June 2020: £301.3 million) of other pass-through costs.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.            Costs of services and general and administrative costs (continued)

Other costs of services and general and administrative costs include:
£ million	Six months ended 30 June 2021	Six months ended 30 June 20201
Continuing operations
Amortisation and impairment of acquired intangible assets	30.1	53.1
Goodwill impairment	-	2,812.9
Losses/(gains) on disposal of investments and subsidiaries	1.0	(16.0)
Investment and other write-downs	-	225.7
Restructuring and transformation costs	34.3	17.9
Restructuring costs in relation to COVID-19	19.7	39.3
Litigation settlement	21.7	-

Amortisation and impairment of acquired intangibles in the period ended 30 June 2021 includes an impairment charge of £3.9 million (2020: £17.1 million) in regard to certain brand names and customer relationships for entities which have closed.

The goodwill impairment charge of £2,812.9 million in 2020 largely reflects the adverse impacts of COVID-19 on a number of businesses in the Group at that time. This has been restated as described in note 2. Details of the Group's goodwill impairment review are included in the 2020 annual report and accounts.

Restructuring costs in relation to COVID-19 of £19.7 million (2020: £39.3 million) primarily relates to property costs which the Group undertook in response to the COVID-19 pandemic. As management continues to assess the impact of COVID-19 on long-term working practices and the Group's real estate portfolio, further impairments may occur in the future.

Restructuring and transformation costs of £34.3 million (2020: £17.9 million) include £26.2 million of restructuring costs in relation to the continuing restructuring plan, first outlined on the Investor Day in December 2018. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high cost severance markets and simplify operational structures. The remaining £8.1 million relates to the Group's IT transformation programme. Further restructuring and transformation costs will be incurred in the second half of 2021.

In the period ended 30 June 2021, a provision of £21.7 million (2020: £nil) was made for potential litigation settlements.

5.         Share of results of associates

Share of results of associates include:
£ million	Six months ended 30 June 2021	Six months ended 30 June 2020
Continuing operations
Share of profit before interest and taxation	85.9	46.2
Share of exceptional gains/(losses)	11.7	(51.4)
Share of interest and non-controlling interests	(39.1)	(40.4)
Share of taxation	(18.5)	(6.3)
	40.0	(51.9)

Share of exceptional gains in the period ended 30 June 2021 of £11.7 million primarily comprise the gain on disposal of certain Kantar businesses partially offset by amortisation of acquired intangible assets with Kantar. In 2020, share of exceptional losses of £51.4 million primarily comprised amortisation and impairment of acquired intangible assets as well as restructuring and transaction costs within Kantar.

1 Figures have been restated as described in note 2.

 Notes to the unaudited condensed consolidated interim financial statements (continued)

6.         Finance and investment income, finance costs and revaluation and retranslation of financial instruments

Finance and investment income includes:

£ million	Six months ended 30 June 2021	Six months ended 30 June 2020
Continuing operations
Income from equity investments	5.0	6.8
Interest income	25.1	44.4
	30.1	51.2

Finance costs include:

£ million	Six months ended 30 June 2021	Six months ended 30 June 2020
Continuing operations
Interest expense and similar charges	101.5	107.1
Interest expense related to lease liabilities	45.7	50.2
	147.2	157.3

Revaluation and retranslation of financial instruments include:

£ million	Six months ended 30 June 2021	Six months ended 30 June 20201
Continuing operations
Movements in fair value of treasury instruments	4.7	(2.0)
Premium on the early repayment of bonds	(13.1)	-
Revaluation of investments held at fair value through profit or loss	30.5	1.7
Revaluation of put options over non-controlling interests	(44.4)	25.4
Revaluation of payments due to vendors (earnout agreements)	(9.4)	7.4
Retranslation of financial instruments	19.6	(301.1)
	(12.1)	(268.6)

1 Figures have been restated as described in note 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.         Segmental analysis

Reported contributions by operating sector were as follows:

£ million	Six months ended 30 June 2021	Six months ended 30 June 20201
Continuing operations
Revenue
Global Integrated Agencies	5,169.7	4,725.1
Public Relations	449.9	446.8
Specialist Agencies	512.9	410.8
	6,132.5	5,582.7
Revenue less pass-through costs2
Global Integrated Agencies	4,068.9	3,896.2
Public Relations	429.4	426.3
Specialist Agencies	400.9	345.2
	4,899.2	4,667.7
Headline operating profit3
Global Integrated Agencies	482.9	282.3
Public Relations	63.5	71.9
Specialist Agencies	44.0	28.1
	590.4	382.3

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2021	Six months ended 30 June 2020
Continuing operations
Revenue
North America4	2,183.7	2,177.1
United Kingdom	927.0	757.6
Western Continental Europe	1,340.6	1,092.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,681.2	1,555.1
	6,132.5	5,582.7
Revenue less pass-through costs2
North America4	1,817.6	1,856.1
United Kingdom	679.7	585.6
Western Continental Europe	1,050.0	919.5
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,351.9	1,306.5
	4,899.2	4,667.7
Headline operating profit3
North America4	271.4	215.4
United Kingdom	83.5	35.4
Western Continental Europe	103.7	43.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	131.8	87.7
	590.4	382.3

1 During 2020, the Group announced the intention to combine Grey and AKQA into AKQA Group, and to bring Geometry and GTB into VMLY&R, and International Healthcare into VMLY&R and Ogilvy. As a result AKQA, Geometry, GTB and International Healthcare are now reported within Global Integrated Agencies, having previously been reported within Specialist Agencies. Prior year figures have been re-presented to reflect these changes with figures for the year ended 31 December 2020 also included in Appendix 3.
2 Revenue less pass-through costs is defined in Appendix 2.
3 Headline operating profit is defined in Appendix 2.
4 North America includes the US with revenue of £2,046.9 million (2020: £2,065.2 million), revenue less pass-through costs of £1,695.9 million (2020: £1,757.5 million) and headline operating profit of £254.1 million (2020: £207.1 million).

Notes to the unaudited condensed consolidated interim financial statements (continued)

8.         Taxation

The tax charge for the Group is calculated in accordance with IAS 34, by applying management's best estimate of the effective tax rate (excluding discrete items) expected to apply to total annual earnings to the profit for the six month period ended 30 June 2021. This is then adjusted for certain discrete items which occurred in the interim period.

The headline tax rate (excluding associate income) was 24.1% (2020: 23.1%) and on reported profit before tax was 27.2% (2020: -0.3%1), with the difference in the reported tax rate principally due to impairments in 2020. Given the Group's geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

In the UK Budget on 3 March 2021, the Chancellor of the Exchequer announced an increase in the UK corporation tax rate from 19% to 25%, which is due to be effective from 1 April 2023. The change was enacted at the balance sheet date, and the Group has remeasured UK deferred tax balances accordingly and recognised a tax credit of £27.0 million in current period tax expense.

The tax charge may be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, for example, as a consequence of the financial support programmes implemented by governments during the COVID-19 pandemic, changes arising from the application of existing rules or challenges by tax or competition authorities, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

Liabilities relating to open and judgemental matters are based upon an assessment of whether the tax authorities will accept the position taken, after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. The Group does not currently consider that judgements made in assessing tax liabilities have a significant risk of resulting in any material additional charges or credits in respect of these matters, within the next financial year, beyond the amounts already provided.

9.         Ordinary dividends

The Board has recommended an interim dividend of 12.5p (2020: 10.0p) per ordinary share. This is expected to be paid on 1 November 2021 to shareholders on the register at 15 October 2021. The Board recommended a final dividend of 14.0p per ordinary share in respect of 2020. This was paid on 9 July 2021.

1 Figures have been restated as described in note 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.        Earnings per share

Basic EPS

The calculation of basic EPS is as follows:

Continuing operations:

	Six months ended 30 June 2021	Six months ended 30 June 20201
Reported earnings2 (£ million)	252.7	(3,209.2)
Headline earnings3 (£ million)	352.7	190.7
Weighted average shares used in basic EPS calculation (million)	1,211.9	1,224.7
Reported EPS	20.9p	(262.0p)
Headline EPS	29.1p	15.6p

Discontinued operations:

	Six months ended 30 June 2021	Six months ended 30 June 2020
Reported earnings2 (£ million)	-	(6.8)
Weighted average shares used in basic EPS calculation (million)	-	1,224.7
Reported EPS	-	(0.5p)

Continuing and discontinued operations:

	Six months ended 30 June 2021	Six months ended 30 June 20201
Reported earnings2 (£ million)	252.7	(3,216.0)
Weighted average shares used in basic EPS calculation (million)	1,211.9	1,224.7
Reported EPS	20.9p	(262.5p)

1 Figures have been restated as described in note 2.
2 Reported earnings is equivalent to profit/(loss) for the period attributable to equity holders of the parent.
3 Headline earnings is defined in Appendix 2.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.        Earnings per share (continued)

Diluted EPS

The calculation of diluted EPS is as follows:

Continuing operations:

	Six months ended 30 June 2021	Six months ended 30 June 20201
Diluted reported earnings (£ million)	252.7	(3,209.2)
Diluted headline earnings (£ million)	352.7	190.7
Weighted average shares used in reported diluted EPS calculation (million)2	1,229.0	1,224.7
Weighted average shares used in headline diluted EPS calculation (million)	1,229.0	1,237.0
Diluted reported EPS	20.6p	(262.0p)
Diluted headline EPS	28.7p	15.4p

Discontinued operations:

	Six months ended 30 June 2021	Six months ended 30 June 2020
Diluted reported earnings (£ million)	-	(6.8)
Weighted average shares used in diluted EPS calculation (million)2	-	1,224.7
Diluted reported EPS	-	(0.5p)

Continuing and discontinued operations:

	Six months ended 30 June 2021	Six months ended 30 June 20201
Diluted reported earnings (£ million)	252.7	(3,216.0)
Weighted average shares used in diluted EPS calculation (million)2	1,229.0	1,224.7
Diluted reported EPS	20.6p	(262.5p)

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2021	Six months ended 30 June 2020
Weighted average shares used in basic EPS calculation	1,211.9	1,224.7
Dilutive share options outstanding	0.8	-
Other potentially issuable shares	16.3	12.3
Weighted average shares used in diluted EPS calculation	1,229.0	1,237.0

At 30 June 2021 there were 1,270,102,274 (30 June 2020: 1,296,079,242) ordinary shares in issue, including treasury shares of 70,489,953 (30 June 2020: 70,750,170).

1 Figures have been restated as described in note 2.
2 In 2020, the weighted average shares used in the basic EPS calculation has also been used for reported diluted EPS due to the anti-dilutive effect of the weighted average shares calculated for the reported diluted EPS calculation.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.       Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 16:

Net cash flow from operating activities:
£ million	Six months ended 30 June 2021	Six months ended 30 June 20201
Profit/(loss) for the period	287.3	(3,185.0)
Taxation	107.1	13.0
Revaluation and retranslation of financial instruments	12.1	268.6
Finance costs	147.2	157.6
Finance and investment income	(30.1)	(51.4)
Share of results of associates	(40.0)	51.9
Loss on sale of discontinued operations	-	3.3
Attributable tax expense on sale of discontinued operations	-	1.9
Operating profit/(loss) of continuing and discontinued operations	483.6	(2,740.1)
Adjustments for:
Non-cash share-based incentive plans (including share options)	43.9	30.6
Depreciation of property, plant and equipment	71.2	88.2
Depreciation of right-of-use assets	139.3	155.4
Impairment charges included within restructuring costs	7.9	-
Impairment of goodwill	-	2,812.9
Amortisation and impairment of acquired intangible assets	30.1	53.1
Amortisation of other intangible assets	9.4	9.6
Investment and other write-downs	-	225.7
Losses/(gains) on disposal of investments and subsidiaries	1.0	(16.0)
Gain on sale of property, plant and equipment	(1.2)	(0.1)
Operating cash flow before movements in working capital and provisions	785.2	619.3
Movements in trade working capital2,3	(464.1)	(456.0)
Movements in other working capital and provisions	(41.2)	(294.7)
Cash generated by/(used in) operations	279.9	(131.4)
Corporation and overseas tax paid	(162.7)	(201.2)
Interest and similar charges paid	(90.1)	(77.4)
Interest paid on lease liabilities	(44.7)	(48.6)
Interest received	25.1	45.2
Investment income	5.0	6.8
Dividends received from associates	26.7	4.7
Net cash inflow/(outflow) from operating activities	39.2	(401.9)

1 Figures have been restated as described in note 2.
2 The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.
3 Trade working capital represents trade receivables, work in progress, accrued income, trade payables, and deferred income.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.       Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	Six months ended 30 June 2021	Six months ended 30 June 2020
Initial cash consideration	(41.2)	(5.9)
Cash and cash equivalents acquired	4.0	-
Earnout payments	(14.1)	(88.5)
Purchase of other investments (including associates)1	(97.2)	(2.4)
Acquisitions	(148.5)	(96.8)

Proceeds on disposal of investments and subsidiaries	3.1	228.4
Cash and cash equivalents disposed	(1.8)	(24.5)
Disposals of investments and subsidiaries	1.3	203.9

Cash consideration received from non-controlling interests	38.7	-
Cash consideration for purchase of non-controlling interests	(117.7)	(37.8)
Cash consideration for non-controlling interests	(79.0)	(37.8)

Net acquisition payments and disposal proceeds	(226.2)	69.3

Share repurchases and buybacks:

£ million	Six months ended 30 June 2021	Six months ended 30 June 2020
Purchase of own shares by ESOP Trusts	(49.5)	(0.4)
Shares purchased into treasury	(248.1)	(285.1)
	(297.6)	(285.5)

Proceeds from borrowings:

£ million	Six months ended 30 June 2021	Six months ended 30 June 2020
Net increase in drawings on bank loans	-	7.4
Proceeds from issue of €750 million bonds	-	665.5
Proceeds from issue of £250 million bonds	-	250.0
	-	922.9

Repayment of borrowings:

£ million	Six months ended 30 June 2021	Six months ended 30 June 2020
Net decrease in drawings on bank loans	(35.9)	-
Repayment of €250 million bonds	-	(223.1)
	(35.9)	(223.1)

1 In June 2021, the Group invested a further £92.9 million in Kantar to fund its share of Kantar's acquisition of Numerator, which completed in July 2021.

Notes to the unaudited condensed consolidated interim financial statements (continued)

12.        Cash and cash equivalents and net debt

£ million	30 June 2021	31 December 2020
Cash at bank and in hand	1,704.1	10,075.0
Short-term bank deposits	1,842.0	2,824.1
Overdrafts1	(199.2)	(8,562.0)
Cash and cash equivalents	3,346.9	4,337.1
Bonds due within one year	(589.0)	-
Loans due within one year	(15.1)	(57.2)
Bonds due after one year	(4,258.5)	(4,975.5)
Loans due after one year	(28.0)	-
Net debt	(1,543.7)	(695.6)

During the period, the Group converted the majority of its notional cash pool arrangements to zero-balance accounts, whereby the cash and overdrafts within these cash pools are physically swept to the header accounts on a daily basis, resulting in a reduction of the large gross cash and overdraft positions at 31 December 2020.

The Group estimates that the fair value of corporate bonds is £5,282.5 million at 30 June 2021 (31 December 2020: £5,509.1 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group's debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	30 June2021	31 December 2020
Within one year	(711.5)	(182.2)
Between one and two years	(117.0)	(725.6)
Between two and three years	(749.6)	(795.7)
Between three and four years	(1,052.4)	(649.1)
Between four and five years	(71.4)	(528.2)
Over five years	(3,227.9)	(3,387.1)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,929.8)	(6,267.9)
Short-term overdrafts - within one year	(199.2)	(8,562.0)
Future anticipated cash flows	(6,129.0)	(14,829.9)
Effect of discounting/financing rates	1,039.2	1,235.2
Debt financing	(5,089.8)	(13,594.7)
Cash and short-term deposits	3,546.1	12,899.1
Net debt	(1,543.7)	(695.6)

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group's cash management.

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.        Goodwill and acquisitions

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2021 and the date the interim financial statements were approved.

There were no indicators of impairment identified in the six months ended 30 June 2021.

Impairments in the six months ended 30 June 2020

During the period ended 30 June 2020, the Group recorded a £2,812.9 million impairment charge. Figures have been restated as described in note 2. The impairments related to historical acquisitions whose carrying values were reassessed in light of the impact of COVID-19. The impairments were driven by a combination of higher discount rates used to value future cash flows, a lower profit base in 2020 and lower industry growth rates, as further described below.

Due to a significant number of CGUs, the impairment test was performed in two steps. In the first step, the recoverable amount was calculated for each CGU using the latest available forecasts for 2020, nil growth rate thereafter and a conservative pre-tax discount rate of 13.5%. The pre-tax discount rate of 13.5% was above the rate calculated for the global networks of 12.5%. For smaller CGUs that operate primarily in a particular region subject to higher risk, the higher of 13.5% or 100 basis points above the regional discount rate was used in the first step.

The recoverable amount was then compared to the carrying amount. CGUs where the recoverable amount exceeded the carrying amount were not considered to be impaired. Those CGUs where the recoverable amount did not exceed the carrying amount were then further reviewed in the second step.

In the second step, the CGUs were retested for impairment using more refined assumptions. If the recoverable amount using the more specific assumptions did not exceed the carrying value of a CGU, an impairment charge was recorded. Assumptions used in the impairment test were as follows:
●            Pre-tax discount rate used for CGUs with global operations of 12.5%

●            Pre-tax discount rate for CGUs with more regional specific operations of 10.8% to 19.3%

●            Long-term growth rate of 2.0%

In developing the expected cash flows as at 30 June 2020, we considered the impact of the COVID-19 pandemic to our businesses and adjusted projected revenue less pass-through costs and operating margins in 2020 accordingly. For the remaining years in the projection period, we assessed when the cash flows would recover to 2019 levels as representative of pre-COVID-19 revenue less pass-through costs and operating margins.

Our approach in determining the recoverable amount utilised a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue less pass-through costs growth, operating margins, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group's impairment testing are those relating to revenue less pass-through costs growth and operating margins. The key assumptions take account of the businesses' expectations for the projection period. These expectations consider the macroeconomic environment, industry and market conditions, the CGU's historical performance and any other circumstances particular to the unit, such as business strategy and client mix.

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU identified for impairment testing and the criteria used to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss.

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.        Goodwill and acquisitions (continued)

The goodwill impairment charge of £2,812.9 million largely reflected the adverse impacts of COVID-19 to a number of businesses in the Group at 30 June 2020. The impact of these global economic conditions and trading circumstances was sufficiently severe to indicate impairment to the carrying value of goodwill. By operating sector, £1,820.1 million of the impairment charge related to Global Integrated Agencies, £157.1 million related to Public Relations and £835.7 million related to Specialist Agencies.

The CGUs with significant impairments of goodwill as at 30 June 2020 are set out in the below table.

		As reported		As adjusted
CGU £ million	Operating Sector	Recoverable amount as at 30 June 2020	Goodwill impairment charge for the period ended 30 June 2020	Recoverable amount as at 30 June 2020	Goodwill impairment charge for the period ended 30 June 2020
Wunderman Thompson	Global Integrated Agencies	1,932.2	1,071.4	1,759.5	1,207.5
VMLY&R	Global Integrated Agencies	918.3	472.0	871.0	516.9
Burson Cohn & Wolfe	Public Relations	859.8	129.1	845.9	140.3
Geometry Global	Specialist Agencies	205.9	232.9	128.4	305.8
Landor & FITCH	Specialist Agencies	197.5	158.3	169.5	185.4
Other		1,349.3	457.1	1,325.7	457.0
		5,463.0	2,520.8	5,100.0	2,812.9

14.        Trade and other receivables

Amounts falling due within one year:

£ million	30 June 2021	31 December 2020
Trade receivables	5,877.1	6,572.2
Work in progress	279.1	264.1
VAT and sales taxes recoverable	284.4	236.6
Prepayments	265.6	248.1
Accrued income	3,023.4	3,150.1
Fair value of derivatives	1.8	0.2
Other debtors	493.1	501.0
	10,224.5	10,972.3

Amounts falling due after more than one year:

£ million	30 June 2021	31 December 2020
Fair value of derivatives	14.4	9.6
Prepayments and other debtors	163.1	146.6
	177.5	156.2

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

A credit to bad debt expense of £10.6 million (period ended 30 June 2020: expense of £29.2 million; year ended 31 December 2020: expense of £40.8 million) on the Group's trade receivables was recognised in the period as a result of the reduction in expected credit losses since 31 December 2020. The allowance for bad and doubtful debts is equivalent to 1.4% (31 December 2020: 1.7%) of gross trade receivables.

Notes to the unaudited condensed consolidated interim financial statements (continued)

15.           Trade and other payables: amounts falling due within one year

£ million	30 June 2021	31 December 2020
Trade payables	8,902.2	10,206.5
Deferred income	1,164.3	1,153.7
Payments due to vendors (earnout agreements)	83.7	57.8
Liabilities in respect of put option agreements with vendors	35.4	9.3
Fair value of derivatives	3.7	1.8
Other creditors and accruals	2,525.5	2,430.6
	12,714.8	13,859.7

The Group considers that the carrying amount of trade and other payables approximates their fair value.

16.        Trade and other payables: amounts falling due after more than one year

£ million	30 June 2021	31 December 2020
Payments due to vendors (earnout agreements)	69.5	56.5
Liabilities in respect of put option agreements with vendors	245.9	101.4
Fair value of derivatives	38.2	11.2
Other creditors and accruals	78.3	144.4
	431.9	313.5

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the Directors' best estimates of future earnout-related obligations:

£ million	30 June 2021	31 December 2020
Within one year	83.7	57.8
Between 1 and 2 years	20.5	17.2
Between 2 and 3 years	18.4	6.0
Between 3 and 4 years	19.4	30.5
Between 4 and 5 years	11.2	2.8
	153.2	114.3

The Group's approach to payments due to vendors is outlined in note 19.

The Group does not consider there to be any material contingent liabilities at 30 June 2021.

Notes to the unaudited condensed consolidated interim financial statements (continued)

17.        Related party transactions

The Group enters into transactions with its associate undertakings.

The Group has continuing transactions with Kantar, including sales, purchases, the provision of IT services, subleases and property related items.

In the period ended 30 June 2021, revenue of £93.5 million (period ended 30 June 2020: £49.7 million) was reported in relation to Compas, an associate in the USA. All other transactions in the periods presented were immaterial.

The Group invested a further £92.9 million in Kantar on 29 June 2021 to fund its 40% share of the Numerator acquisition. This investment would have been returned to the Group in the event the Numerator acquisition did not complete. Kantar completed its acquisition of Numerator on 2 July 2021.

The following amounts were outstanding at 30 June 2021:

£ million	30 June 2021	31 December 2020
Amounts owed by related parties
Kantar	135.5	39.0
Other	46.3	27.9
	181.8	66.9
Amounts owed to related parties
Kantar	(6.3)	(5.6)
Other	(62.3)	(36.0)
	(68.6)	(41.6)

18.        Going concern and liquidity risk

In considering going concern and liquidity risk, the Directors have reviewed the Group's future cash requirements and earnings projections. The Directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The Company modelled a range of revenue less pass-through costs compared with the year ended 31 December 2020 and a number of mitigating cost actions that are available to the Company. Considering the Group's bank covenant and liquidity headroom and cost mitigation actions which could be implemented, the Company and the Group would be able to operate with appropriate liquidity and within its banking covenants and be able to meet its liabilities as they fall due with a decline in revenue less pass-through costs up to 29% in the second half of 2021 and first half of 2022 compared to the corresponding prior periods. The likelihood of such a decline is considered remote. The Directors have concluded that the Group will be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis and that there are no material uncertainties which gives rise to a significant going concern risk.

Given its debt maturity profile and available facilities, the Directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.        Financial instruments

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

£ million	Level 1	Level 2	Level 3
30 June 2021
Derivatives in designated hedge relationships
Derivative assets	-	12.2	-
Derivative liabilities	-	(38.2)	-
Held at fair value through profit or loss
Other investments	0.2	-	296.7
Derivative assets	-	4.0	-
Derivative liabilities	-	(3.7)	-
Payments due to vendors (earnout agreements)	-	-	(153.2)
Liabilities in respect of put options	-	-	(281.3)
Held at fair value through other comprehensive income
Other investments	40.9	-	110.9

Reconciliation of level 3 fair value measurements:

£ million	Payments due to vendors (earnout agreements)	Liabilities in respect of put options	Other investments
1 January 2021	(114.3)	(110.7)	366.6
(Losses)/gains recognised in the income statement	(9.4)	(44.4)	30.4
Gains recognised in other comprehensive income	-	-	6.9
Exchange adjustments	1.6	1.9	-
Additions	(45.2)	(129.5)1	4.3
Disposals	-	-	(0.6)
Settlements	14.1	1.4	-
30 June 2021	(153.2)	(281.3)	407.6

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with Directors' estimates. The Directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2021, the weighted average growth rate in estimating future financial performance was 14.6%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The weighted average risk adjusted discount rate applied to these obligations at 30 June 2021 was approximately 5.3%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £8.3 million and £13.1 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £6.1 million and £6.2 million, respectively. An increase in the liability would result in a loss in the revaluation and retranslation of financial instruments (note 6), while a decrease would result in a gain.

1 During the period, the Group merged its subsidiaries Finsbury, The Glover Park Group and Hering Schuppener to form a leading global strategic communications advisory firm. As part of this transaction, certain management acquired shares in the company and a put option was granted which allows the equity partners to require the Group to purchase these shares. This resulted in additions to liabilities in respect of put options in the period of £100.0 million.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.        Financial instruments (continued)

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. Certain investments are valued using revenue multiples. An increase or decrease in this multiple of 0.5 times revenue would result in an increase or decrease in the value of investments of £24.5 million, which would result in a credit or charge to the income statement of £1.6 million and equity of £22.9 million. The sensitivity to changes in unobservable inputs for certain other investments is specific to each individual investment.

Principal risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these are summarised below:

COVID-19 Pandemic
●    The extent of the continued impact of the COVID-19 pandemic on our business will depend on numerous factors that we are not able to accurately predict, including the duration and scope of the pandemic, government actions to mitigate the effects of the pandemic and the intermediate and long-term impact of the pandemic on our clients' spending plans.

Strategic Risks
●    The Group updated its strategic plan in December 2020, to return the business to growth and simplify the Group structure. A failure or delay in implementing and fully realising the benefits from the strategic plan, may have a material adverse effect on the Group's market share and its business, revenues, results of operations, financial condition, or prospects.

Operational Risks

Clients

●    The Group competes for clients in a highly competitive and evolving industry which is undergoing structural change which has been accelerated by the COVID-19 pandemic. Client loss or consolidation or a reduction in marketing budgets due to recessionary economic conditions, may have a material adverse effect on the Group's market share and its business, revenues, results of operations, financial condition or prospects.

●     The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group's prospects, business, financial condition and results of operations.

People, Culture and Succession

●     The Group's performance could be adversely affected if we do not react quickly enough to changes in our market and fail to attract, develop and retain key and diverse creative, commercial technology and management talent or are unable to retain and incentivise key and diverse talent.

Cyber and Information Security

●    The Group is undertaking a series of IT transformation programmes to support the Group's strategic plan and a failure or delay in implanting the IT programmes may have a material adverse effect on its business, revenues, results of operations, financial conditions or prospects. The Group is reliant on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions including as a result of a cyber event, could have an adverse effect on the Group's business. A significant percentage of the Group's people continue to work remotely as a consequence of the COVID-19 pandemic which has the potential to increase the risk of compromised data security and cyber-attacks.

Financial Risks

●     The Group is subject to credit risk through the default of a client or other counterparty.

Principal risks and uncertainties (continued)

Compliance Risks
●    The Group is subject to strict data protection and privacy legislation in the jurisdictions in which we operate and rely extensively on information technology systems. The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external cyber threats that are increasing in sophistication as well as internal breaches.

●     The Group's performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place generally and through the period of remote working as a consequence of the COVID-19 pandemic.

Regulatory, Sanctions, Anti-Trust and Taxation

●      The Group may be subject to regulations restricting its activities or effecting changes in taxation for example as a consequence of the financial support programmes implemented by governments during the COVID-19 pandemic.

●      The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.

●       Civil liabilities or judgements against the Company or its Directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

●      The Group is subject to the laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

Emerging Risks

●            The Group's operations could be disrupted by an increased frequency of extreme weather and climate-related natural disasters as a consequence of the physical impacts of climate change in the next 30 years.

●            The Group is subject to increased reputational risk associated with working on environmentally detrimental client briefs and/or misrepresenting environmental claims.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under Item 3D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

Directors' responsibility statement

The Directors confirm that to the best of their knowledge:

a)   the condensed set of financial statements, which has been prepared in accordance with the applicable set of accounting standards, gives a true and fair view of the assets, liabilities, financial position and profit or loss of the issuer, or the undertakings included in the consolidation as a whole as required by DTR 4.2.4R;

b)   the interim management report includes a fair review of the information required by DTR 4.2.7R; and

c)   the interim management report includes a fair review of the information required by DTR 4.2.8R.

The names and functions of the WPP plc Board can be found at: wpp.com/about/our-leadership/the-wpp-board

This responsibility statement is approved by the Board of Directors and is signed on its behalf by:

J Rogers

Chief Financial Officer

5 August 2021

Independent review report to WPP plc

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2021 which comprises the condensed consolidated interim income statement, statement of comprehensive income, the cash flow statement, the balance sheet, the statement of changes in equity and related notes 1 to 19.  We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

As disclosed in the accounting policies section, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting" as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2021 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority.

Use of our report

This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
5 August 2021

Appendix 2: Alternate performance measures for the six months ended 30 June 2021

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management's measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of revenue to revenue less pass-through costs:

£ million	Six months ended 30 June 2021	Six months ended 30 June 2020
Continuing operations
Revenue	6,132.5	5,582.7
Media pass-through costs	(857.0)	(613.7)
Other pass-through costs	(376.3)	(301.3)
Revenue less pass-through costs	4,899.2	4,667.7

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of operating profit/(loss) to headline operating profit:

£ million	Six months ended 30 June 2021	Six months ended 30 June 20201
Continuing operations
Operating profit/(loss)	483.6	(2,750.6)
Amortisation and impairment of acquired intangible assets	30.1	53.1
Goodwill impairment	-	2,812.9
Losses/(gains) on disposal of investments and subsidiaries	1.0	(16.0)
Investment and other write-downs	-	225.7
Litigation settlement	21.7	-
Restructuring and transformation costs	34.3	17.9
Restructuring costs in relation to COVID-19	19.7	39.3
Headline operating profit	590.4	382.3

Finance and investment income	30.1	51.2
Finance costs (excluding interest expense related to lease liabilities)	(101.5)	(107.1)
	(71.4)	(55.9)

Interest cover2 on headline operating profit	8.3 times	6.8 times

Headline operating profit is one of the metrics that management uses to assess the performance of the business.

1 Figures have been restated as described in note 2.
2 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group's key leverage metrics.

Headline operating profit margin before and after share of results of associates:

£ million	Margin	Six months ended 30 June 2021	Margin	Six months ended 30 June 2020
Continuing operations
Revenue less pass-through costs		4,899.2		4,667.7
Headline operating profit	12.1%	590.4	8.2%	382.3
Share of results of associates (excluding exceptional gains/losses)		28.3		(0.5)
Headline PBIT	12.6%	618.7	8.2%	381.8

Calculation of headline EBITDA:

£ million	Six months ended 30 June 2021	Six months ended 30 June 2020
Continuing operations
Headline PBIT (as above)	618.7	381.8
Depreciation of property, plant and equipment	71.2	88.2
Amortisation of other intangible assets	9.4	9.6
Headline EBITDA (including depreciation of right-of-use assets)	699.3	479.6
Depreciation of right-of-use assets	139.3	155.4
Headline EBITDA	838.6	635.0

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group's key leverage metric.

Reconciliation of profit/(loss) before taxation to headline PBT and headline earnings:

£ million	Six months ended 30 June 2021	Six months ended 30 June 20201
Continuing operations
Profit/(loss) before taxation	394.4	(3,177.2)
Amortisation and impairment of acquired intangible assets	30.1	53.1
Goodwill impairment	-	2,812.9
Losses/(gains) on disposal of investments and subsidiaries	1.0	(16.0)
Investment and other write-downs	-	225.7
Restructuring and transformation costs	34.3	17.9
Restructuring costs in relation to COVID-19	19.7	39.3
Share of exceptional (gains)/losses of associates	(11.7)	51.4
Litigation settlement	21.7	-
Revaluation and retranslation of financial instruments	12.1	268.6
Headline PBT	501.6	275.7
Headline tax charge	(114.3)	(63.9)
Headline non-controlling interests	(34.6)	(21.1)
Headline earnings	352.7	190.7

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

1 Figures have been restated as described in note 2.

Calculation of headline taxation:

£ million	Six months ended 30 June 2021	Six months ended 30 June 20201
Continuing operations
Headline PBT	501.6	275.7
Share of results of associates (excluding exceptional gains/losses)	(28.3)	0.5
Headline PBT excluding headline share of results of associates	473.3	276.2
Tax charge	107.1	10.9
Tax charge relating to gains on disposal of investments and subsidiaries	(3.8)	(1.9)
Tax credit relating to litigation settlement	1.5	-
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	(2.0)	37.5
Tax credit relating to restructuring and transformation costs and COVID-19	18.5	17.9
Deferred tax relating to gains on disposal of investments and subsidiaries	(7.0)	(0.5)
Headline tax charge	114.3	63.9
Headline tax rate	24.1%	23.1%

The headline tax rate on headline PBT excluding the share of headline results of associates was 24.1% (2020: 23.1%).

Given the Group's geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase slightly over the next few years.

Reconciliation of free cash flow:

£ million	Six months ended 30 June 2021	Six months ended 30 June 2020
Cash generated by/(used in) operations	279.9	(131.4)
Plus:
Interest received	25.1	45.2
Investment income	5.0	6.8
Dividends received from associates	26.7	4.7
Less:
Earnout payments	(14.1)	(88.5)
Interest and similar charges paid	(90.1)	(77.4)
Purchase of property, plant and equipment	(111.6)	(121.3)
Purchase of other intangible assets (including capitalised computer software)	(26.7)	(19.2)
Repayment of lease liabilities	(157.4)	(154.5)
Interest paid on lease liabilities	(44.7)	(48.6)
Corporation and overseas tax paid	(162.7)	(201.2)
Dividends paid to non-controlling interests in subsidiary undertakings	(74.5)	(40.1)
Free cash flow	(345.1)	(825.5)

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group's funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

1 Figures have been restated as described in note 2.

Constant currency and pro forma ('like-for-like')

These consolidated financial statements are presented in pounds sterling. However, the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group's performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.

Further details of the constant currency and pro forma methods are given in the glossary on page 48.

Appendix 3: Re-presented segmental analysis for the year ended 31 December 2020

During 2020, the Group announced the intention to combine Grey and AKQA into AKQA Group, and to bring Geometry and GTB into VMLY&R, and International Healthcare into VMLY&R and Ogilvy. As a result AKQA, Geometry, GTB and International Healthcare are now reported within Global Integrated Agencies, having previously been reported within Specialist Agencies. For information purposes, the restated reported contributions by operating sector for the year ended 31 December 2020 are presented below:

£ million	Year ended 31 December 2020
Continuing operations
Revenue
Global Integrated Agencies	10,265.5
Public Relations	892.9
Specialist Agencies	844.4
12,002.8
Revenue less pass-through costs1
Global Integrated Agencies	8,194.2
Public Relations	854.4
Specialist Agencies	713.4
9,762.0
Headline operating profit2
Global Integrated Agencies	1,059.9
Public Relations	141.3
Specialist Agencies	59.3
1,260.5

1 Revenue less pass-through costs is defined in Appendix 2.
2 Headline operating profit is defined in Appendix 2.

Glossary and basis of preparation

Average net debt and net debt
Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Net debt excludes lease liabilities.

Billings and estimated net new billings
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients' marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency
The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2021 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

Exceptional gains/losses
Exceptional gains/losses include gains/losses on disposal of investments and subsidiaries, investment and other write-downs, litigation settlement, restructuring and transformation costs, restructuring costs in relation to COVID-19 and share of exceptional gains/losses of associates.

Free cash flow
Free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received, and proceeds from the issue of shares, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.

General and administrative costs
General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings
Headline PBT less headline tax charge and non-controlling interests.

Headline EBITDA
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement and share of exceptional gains/losses of associates.

Headline operating profit
Operating profit before gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19 and litigation settlement.

Headline PBIT
Profit before finance income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement and share of exceptional gains/losses of associates.

Headline operating profit margin
Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.

Headline PBT
Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, share of exceptional gains/losses of associates and gains/losses arising from the revaluation and retranslation of financial instruments.

Headline tax charge
Taxation excluding tax/deferred tax relating to gains on disposal of investments and subsidiaries, tax credit relating to litigation settlement, deferred tax impact of the amortisation of acquired intangible assets and other goodwill items and tax credit relating to restructuring and transformation costs and COVID-19.

Net working capital
The movement in net working capital consists of movements in trade working capital and movements in other working capital and provisions per the analysis of cash flows note.

Pass-through costs
Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs.

Pro forma ('like-for-like')
Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms 'pro forma' and 'like-for-like' interchangeably.

Revenue less pass-through costs
Revenue less pass-through costs is revenue less media and other pass-through costs.

[1]  Percentage change in reported sterling.
[2]  Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals.
[3]  Prior year figures have been restated as described in note 2 of Appendix 1.
[4]  Not meaningful.
[5]  In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. Management believes these non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, are both useful and necessary to better understand the Group's results. Where required, details of how these have been arrived at are shown in Appendix 2.
[6] Prior year figures have been restated as described in note 2 of Appendix 1.
[7] Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
[8] AKQA, Geometry, GTB and International Healthcare have been reassigned from Specialist Agencies to Global Integrated Agencies from Q1 2021. 2020 figures have been restated to reflect this change.
[9] Prior year figures have been restated as described in note 2 of Appendix 1.

  Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 05 August 2021.	By: ______________________
Balbir Kelly-Bisla
Company Secretary